EXHIBIT 19

LCNB CORP
INSIDER TRADING POLICY

Introduction
The federal securities laws prohibit trading in a company’s securities by those with material non-public information about the company. Insider trading, as it is more commonly known, has recently become the focus of great concern in the securities industry with the Securities Exchange Commission (the “SEC”) increasing the number of insider trading investigations. Thus, it is important that the insiders of any public company become aware of who they are and of their potential liability in this area.
Who is an Insider?
An insider is anyone with access to material inside information prior to its public release and absorption by the market. Insiders include the following persons:
(1)The corporation itself;
(2)Directors, officers and major security holders;
(3)Employees:
(4)Firms, associates and families of the above;
(5)Brokers of the above; and
(6)Tippees of the above.
What is Material Information?
Information is said to be “material” if there is a substantial likelihood that the knowledge of such information would influence investors’ decisions or affect security values. As can be expected, there is no clear-cut line of determination of what information is material. The following factors, however, may influence whether or not certain information is deemed to be material:
(1)The size of the event or transaction relative to total company activity;
(2)Specificity of the information;
(3)Reliability of the information, in light of its nature and source and circumstances under which it was received;
(4)Whether the information is novel or surprising in terms of previous Company experience or performance; and
(5)Current SEC attitudes towards appropriate subjects for disclosure.
Certain types of information, however, may be classified as almost always material:

(1)    Company financial results;

Board Approved: December 2023

(2)    Dividend changes or stock splits;
(3)    Public offerings of debt or equity securities;
(4)    Call, redemption or repurchase of the company’s securities;
(5)    Top management or control changes;
(6)    Significant new products or services;
(7)    News of a pending or proposed merger, acquisition, or divestiture.

When is Information Considered Public?

Information is public when LCNB CORP has released it through appropriate channels, such as a press release, governmental filing or statement from an Executive Officer. Enough time (three business days) must be allowed after such a release for the investing public to evaluate the information. At that point, and not before, the information is considered “public”.

The Consequences
The consequences of insider trading law violations can be staggering:

For individuals who trade on inside information (or “tip” information to others who trade):

•A civil penalty of up to three times the profit gained or loss avoided;
•A criminal fine (no matter how small the profit) of up to $1 million; and
•A jail term of up to 10 years.

For companies (as well as possibly supervisory persons) that fail to take appropriate steps to prevent insider trading:

•A civil penalty of the greater of $1 million or three times the amount of the profit gained or loss avoided as a result of the employee’s violation; and
•A criminal fine of up to $2.5 million.

Moreover, violation of LCNB Corp’s insider trading policy will result in company sanctions up to and including dismissal.

Any of the above actions, or even a SEC investigation that does not result in prosecution, can tarnish a person’s or a company’s reputation and irreparably damage the careers of those involved.

Board Approved: December 2023

The Policy

LCNB Corp’s policy regarding trading in our shares is as follows:

1.If any employee has material non-public information relating to LCNB Corp or any of its subsidiaries, it is our policy that neither that person nor related person living in his or her household may buy or sell LCNB Corp shares or engage in any other actions to take advantage of, or pass on to others, that information.

2.Directors, officers and other personnel who regularly have access to, or generate material non-public information are subject to additional restrictions on the purchase and sale of LCNB Corp shares.

3.Employees, officers, and directors may participate in the LCNB Corp. Dividend Reinvestment Plan (DRIP). Employees, officers, and directors may participate in the Direct Stock Purchase Plan if they adhere to SEC Rule 10-b5-1. (Appendix A explains this Rule in summary).

4.The ultimate responsibility for following this policy and avoiding improper transactions rests with the individual.

5.Questions regarding this policy should be directed only to the Corporate Office.

Board Approved: December 2023

SUPPLEMENTAL
TRADING RESTRICTIONS
FOR
DIRECTORS

LCNB Corp has adopted a policy prohibiting insider trading which applies to all personnel. As noted in the policy, directors, officers and others who regularly have access to, or generate, material non-public information are subject to additional restrictions on the purchase or sale of LCNB Corp shares.

As you are aware, your position as a director of LCNB Corp regularly exposes you to such inside information. Therefore, for your own protection as well as the company’s, additional trading restrictions must apply. Occasionally, knowledge of insider information generated within the company is attributed to you as a director, even though you have not been briefed on it due to timing or other circumstances.

As discussed in our insider trading policy, violations of this type usually are examined by people who don’t know you or LCNB Corp and even the appearance of impropriety can severely damage both you and the company. These additional trading restrictions represent an effort to guard against even the appearance of impropriety. Therefore, in addition to the broad prohibitions on insider trading which apply to all LCNB Corp personnel, by virtue of your position the following additional trading restrictions apply:

1.Neither you nor any related person living in your household may buy or sell LCNB Corp shares for a period beginning thirty (30) days prior to the end of a fiscal quarter and ending three (3) business days following the public release by LCNB Corp of the quarter’s or prior year’s financial results.

2.All transactions in LCNB Corp shares must notify the Corporate Office in advance.

We recognize that this policy may cause inconvenience from time to time. However, we believe that this approach will help inadvertent problems under the insider trading laws, and thus protect our most important shared asset, our reputation for integrity and the highest ethical conduct.

Board Approved: December 2023

SUPPLEMENTAL
TRADING RESTRICTIONS
FOR
OFFICERS AND KEY PERSONNEL

LCNB Corp has adopted a policy prohibiting insider trading which applies to all personnel. As noted in the policy, directors, officers and others who regularly have access to, or generate, material non-public information are subject to additional restrictions on the purchase or sale of LCNB Corp shares.

As you are aware, your position at LCNB Corp regularly exposes you to such inside information. Therefore, the Board of Directors has determined that, for your own protection as well as the company’s, additional trading restrictions must apply. Please understand that this does not mean that LCNB Corp does not trust you. To the contrary, you are regularly entrusted with very sensitive information. Moreover, in some cases, you may be deemed as a matter of law to “know” information about LCNB Corp even if you haven’t been fully briefed on it.

As discussed in our insider trading policy, violations of this type usually are examined by people who don’t know you or LCNB Corp and even the appearance of impropriety can severely damage both you and the company. These additional trading restrictions represent an effort to guard against even the appearance of impropriety. Therefore, in addition to the broad prohibitions on insider trading which apply to all LCNB Corp personnel, by virtue of your position the following additional trading restrictions apply:

1.Neither you nor any related person living in your household may buy or sell LCNB Corp shares for a period beginning thirty (30) days prior to the end of a fiscal quarter and ending three (3) business days following the public release by LCNB Corp of the quarter’s or prior year’s financial results.

2.All transactions in LCNB Corp shares must be pre-cleared by the Corporate Office. If a transaction is contemplated, please contact the Corporate Office in advance.

We recognize that this policy may cause inconvenience from time to time. However, we believe that this approach will help inadvertent problems under the insider trading laws, and thus protect our most important shared asset, our reputation for integrity and the highest ethical conduct.

Board Approved: December 2023

APPENDIX A

Rule 10b5-1 allows insiders to trade, free from prosecution under the insider trading laws, if the insider complies with one of the affirmative defenses provided in the rule. The affirmative defenses provide that a purchase or sale would not be considered insider trading if the person making the purchase or sale demonstrates that before becoming aware of inside, nonpublic information, the person had:

1.Entered into a binding contract to purchase or sell the security;

2.Instructed another person to purchase or sell the security; or

3.Adopted a written plan for trading securities.

The contract, instruction or plan to purchase or sell also must meet certain criteria under the new rule. The contract, instruction or plan must:

1.Expressly specify the amount of securities to be purchased or sold, the price and the date;

2.Provide a written formula for determining the amount, price and date; or

3.Prevent the person from exercising any subsequent influence over how, when, or whether to effect purchases or sales.

Finally, the purchase or sale under contract, instruction or plan will not be protected if the person who entered into the contract, instruction or plan alters or deviates from the contract, instruction or plan to purchase or sell securities (whether by changing the amount, price or timing of the purchase or sale) or enters into or alters a corresponding or hedging transaction or position with respect to those securities. In other words, the person entering the plan, contract or instruction must be trading in good faith and not as part of a scheme to evade the requirements of the rule.

What all this means to the employees, officers, and directors of LCNB Corp. is that if they wish to participate in automatic stock purchases with automatic checking withdrawals under the Direct Stock Purchase Plan, they may do so as long as they:

1.Enter the plan in good faith when not in possession of material inside information;

2.Specify an amount of securities or dollar amount to be purchased monthly or in some regular periodic basis;

3.Do not exercise influence on the stock transfer agent regarding how or when to purchase shares; and

4.Do not revise or change their purchase plan while in possession of material nonpublic information.

If an insider complies with all these elements, they will not be considered trading on inside information and will not incur liability under federal securities laws.

Board Approved: December 2023